EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

(unaudited)

	Year Ended October 31,					Three Months Ended July 31, 2005	Nine Months Ended July 31, 2005
(amounts in thousands, except ratios)	2000	2001	2002	2003	2004
Consolidated pretax earnings from continuing operations before minority interest	$68,676	$(270,355)	$(95,722)	$(54,597)	$75,518	$10,570	$465,626
Interest expense	—	—	—	—	992	750	2,250
Amortization of debt issuance costs	—	—	—	—	982	743	2,229
Interest portion of rental expense	10,200	10,500	8,700	7,200	6,440	1,676	5,161

Earnings	$78,876	$(259,855)	$(87,022)	$(47,397)	$83,932	$13,739	$475,266

Interest expense	$—	$—	$—	$—	$992	$750	$2,250
Amortization of debt issuance costs	—	—	—	—	982	743	2,229
Interest portion of rental expense	10,200	10,500	8,700	7,200	6,440	1,676	5,161

Fixed charges	$10,200	$10,500	$8,700	$7,200	$8,414	$3,169	$9,640

Ratio of earnings to fixed charges	7.7	(a)	(a)	(a)	10.0	4.3	49.3

(a)	Due to the loss in fiscal 2001, 2002, and 2003, the ratio coverage was less than 1:1 in each of those periods. The Company would have had to generate additional earnings of $259.9 million, $87.0 million, and $47.4 million in fiscal 2001, 2002, and 2003, respectively, to achieve a coverage of 1:1.